# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Webull Corp, CIK 0001866364
CUSIP: G9572D103
Title of class of securities: Webull Class A Ordinary Shares
Address of issuer's principal executive offices: 200 CARILLON PARKWAY, ST. PETERSBURG, Florida (FL), 33716
Date of event which requires filing of this statement: 04/17/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002065165

## Reporting persons
- HS Investments IV Limited: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 28,592,200; sole dispositive power 0; shared dispositive power 28,592,200; aggregate amount beneficially owned 28,592,200 (7.12% of the class)
  Comment: HS Investments IV Limited holds the Webull Class A Ordinary Shares (the "Shares") reported herein in nominee form, of which: (i) 21,444,146 Shares are held in nominee form for the benefit of HS Investments IV C L.P., (ii) 6,227,397 Shares are held in nominee form for the benefit of Hedosophia Partners IV L.P., and (iii) 920,657 Shares are held in nominee form for the benefit of Hedosophia Long Term Capital II L.P. Hedosophia Partners IV GP Limited manages and directly controls HS Investments IV C L.P. and Hedosophia Partners IV L.P, each as general partner, thus Hedosophia Partners IV GP Limited may be deemed to have sole power to vote and dispose of these shares held by HS Investments IV C L.P. and Hedosophia Partners IV L.P.
  
  The board of directors of Hedosophia Partners IV GP Limited comprises Rob King, Fred Hervouet and Simon Williams. Because voting and investment decisions regarding Hedosophia Partners IV GP Limited's portfolio securities are made by its board of directors comprised of at least three individuals and a voting or investment decision requires the approval of a majority of those individuals, none of the individuals is deemed a beneficial owner of Hedosophia Partners IV GP Limited's portfolio securities for purposes of Section 13(d) of the Exchange Act, and each of them disclaims beneficial ownership of such securities.
  
  The percentage reported in Row 11 above are calculated using a denominator of 401,758,855 Shares outstanding, based on information publicly filed by the Issuer.
- HS Investments IV C L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 21,444,146; sole dispositive power 0; shared dispositive power 21,444,146; aggregate amount beneficially owned 21,444,146 (5.34% of the class)
  Comment: HS Investments IV Limited holds the 21,444,146 Shares in nominee form for the benefit of HS Investments IV C L.P. Hedosophia Partners IV GP Limited manages and directly controls HS Investments IV C L.P. as general partner, thus Hedosophia Partners IV GP Limited may be deemed to have sole power to vote and dispose of these shares held by HS Investments IV C L.P. and Hedosophia Partners IV L.P.
  
  The board of directors of Hedosophia Partners IV GP Limited comprises Rob King, Fred Hervouet and Simon Williams. Because voting and investment decisions regarding Hedosophia Partners IV GP Limited's portfolio securities are made by its board of directors comprised of at least three individuals and a voting or investment decision requires the approval of a majority of those individuals, none of the individuals is deemed a beneficial owner of Hedosophia Partners IV GP Limited's portfolio securities for purposes of Section 13(d) of the Exchange Act, and each of them disclaims beneficial ownership of such securities.
  
  The percentage reported in Row 11 above are calculated using a denominator of 401,758,855 Shares outstanding, based on information publicly filed by the Issuer.
- Hedosophia Partners IV GP Limited: type of reporting person: other (OO); citizenship or place of organization: Guernsey (Y7); sole voting power 0; shared voting power 27,671,543; sole dispositive power 0; shared dispositive power 27,671,543; aggregate amount beneficially owned 27,671,543 (6.89% of the class)
  Comment: HS Investments IV Limited holds the Shares reported herein in nominee form, of which: (i) 21,444,146 Shares are held in nominee form for the benefit of HS Investments IV C L.P. and (ii) 6,227,397 Shares are held in nominee form for the benefit of Hedosophia Partners IV L.P. Hedosophia Partners IV GP Limited manages and directly controls HS Investments IV C L.P. and Hedosophia Partners IV L.P, each as general partner, thus Hedosophia Partners IV GP Limited may be deemed to have sole power to vote and dispose of these shares held by HS Investments IV C L.P. and Hedosophia Partners IV L.P.
  
  The board of directors of Hedosophia Partners IV GP Limited comprises Rob King, Fred Hervouet and Simon Williams. Because voting and investment decisions regarding Hedosophia Partners IV GP Limited's portfolio securities are made by its board of directors comprised of at least three individuals and a voting or investment decision requires the approval of a majority of those individuals, none of the individuals is deemed a beneficial owner of Hedosophia Partners IV GP Limited's portfolio securities for purposes of Section 13(d) of the Exchange Act, and each of them disclaims beneficial ownership of such securities.
  
  The percentage reported in Row 11 above are calculated using a denominator of 401,758,855 Shares outstanding, based on information publicly filed by the Issuer.

## Item 1. Issuer
Name of issuer: Webull Corp
Address of issuer's principal executive offices: 200 Carillon Parkway, St. Petersburg, FL 33716

## Item 2. Person Filing
Name of person filing:
This statement is being filed by (1) HS Investments IV Limited, a Guernsey limited company, (2) HS Investments IV C L.P , a Guernsey limited partnership, and (3) Hedosophia Partners IV GP Limited, a Guernsey limited company exempted company (collectively, the "Reporting Persons"). The responses of the Reporting Persons to rows 5 through 9 and 11 of the cover pages of this Schedule 13G are incorporated herein by reference.

HS Investments IV Limited holds the Shares reported herein in nominee form, of which: (i) 21,444,146 Shares are held in nominee form for the benefit of HS Investments IV C L.P., (ii) 6,227,397 Shares are held in nominee form for the benefit of Hedosophia Partners IV L.P., and (iii) 920,657 Shares are held in nominee form for the benefit of Hedosophia Long Term Capital II L.P. Hedosophia Partners IV GP Limited manages and directly controls HS Investments IV C L.P. and Hedosophia Partners IV L.P, each as general partner, thus Hedosophia Partners IV GP Limited may be deemed to have sole power to vote and dispose of these shares held by HS Investments IV C L.P. and Hedosophia Partners IV L.P.

The board of directors of Hedosophia Partners IV GP Limited comprises Rob King, Fred Hervouet and Simon Williams. Because voting and investment decisions regarding Hedosophia Partners IV GP Limited's portfolio securities are made by its board of directors comprised of at least three individuals and a voting or investment decision requires the approval of a majority of those individuals, none of the individuals is deemed a beneficial owner of Hedosophia Partners IV GP Limited's portfolio securities for purposes of Section 13(d) of the Exchange Act, and each of them disclaims beneficial ownership of such securities.

Except as set forth in this Item 2, each of the Reporting Persons disclaims beneficial ownership of any Shares owned beneficially or of record by any other Reporting Person.
Address of principal business office or, if none, residence: The address of each of the Reporting Persons is 3rd Floor, Suite 5, Weighbridge House, Lower Pollet, St. Peter Port, Guernsey GY1 1WL.
Citizenship: Guernsey

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to row 9 on each cover page hereto which, together with the information set forth in Item 2 of this statement, are incorporated by reference into this Item 4.
Percent of class: See responses to row 11 on each cover page.
Sole power to vote or to direct the vote: See responses to row 5 on each cover page.
Shared power to vote or to direct the vote: See responses to row 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to row 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to row 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: See Item 2 above.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1: Joint Filing Agreement

## Signatures
- HS Investments IV Limited: /s/ Simon Williams, Simon Williams, Director (08/12/2025)
- HS Investments IV C L.P.: /s/ Simon Williams, Simon Williams, Director (08/12/2025)
- Hedosophia Partners IV GP Limited: /s/ Simon Williams, Simon Williams, Director (08/12/2025)
Comment: HEDOSOPHIA PARTNERS IV GP LIMITED, AS GENERAL PARTNER OF HS INVESTMENTS IV C L.P.